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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 20018

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/08___ AND ENDING ___12/31/08___
                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Financial Research Co.   07-007163-C

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1150 Louisiana Avenue, Suite 5A
(No. and Street)

Winter Park,   Florida   32789
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

W. Robert Goldman, Jr.   (407)628-1156
                                 (Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPEN| ACCOUNTANT whose opinion is contained in this Report*

Myers, Douglas L.
(Name — if individual, state last, first, middle name)

650 Shawan Falls Drive, Ste 200; Dublin OH 43017
(Address)   (City)   (State)   Zip Code)

CHECK O
XX   c Accountant
☐   tant
☐   t resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (3-91)



OATH OR AFFIRMATION

I, _____ W. Robert Goldman, Jr. _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____ Financial Research Co. _____, as of _____ 12 - 31 _____, XXX2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

_____

_____

_____

_____

_____
Signature

President
_____
Title

_____
Notary Public

This report** contains (check all applicable boxes):
☒ (a) Facing page.
☒ (b) Statement of Financial Condition.
☒ (c) Statement of Income (Loss).
☒ (d) Statement of Changes in Financial Condition.
☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☒ (g) Computation of Net Capital
☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☒ (l) An Oath or Affirmation.
☒ (m) A copy of the SIPC Supplemental Report.
☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

FINANCIAL RESEARCH COMPANY, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2008

DOUGLAS L. MYERS AND ASSOCIATES
CERTIFIED PUBLIC ACCOUNTANTS
650 SHAWAN FALLS DRIVE, SUITE 200
DUBLIN, OHIO 43017

DOUGLAS L. MYERS
STEPHEN J. CLEMENT

PHONE 614/766-5138
FAX   614/766-2339

The Board of Directors
Financial Research Company, Inc.

We have audited the accompanying balance sheet of Financial Research Company, Inc. (a Georgia corporation), as of December 31, 2008, and the related statements of operations, shareholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of Financial Research Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as, evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Financial Research Company, Inc. as of December 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our examination was made for the purpose of forming an opinion on the basic financial statements, taken as a whole. The information contained in Schedules I, II, III, and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

January 10, 2009

FINANCIAL RESEARCH COMPANY

BALANCE SHEET

DECEMBER 31, 2008

ASSETS:

Cash	$	65
Certificate of Deposit		7,000
Sales Commissions Receivable		1,597
Accrued Interest Receivable		8
Prepaid Rent		7,078
Total Assets	$	15,748

LIABILITIES AND SHAREHOLDER'S EQUITY:

Accrued Commissions Payable	$	1,447
Total Liabilities		1,447

Shareholder's Equity:
Common Stock, $.01 Par Value Per Share,
(100,000 Shares Authorized, 30,750
Issued and 1,375 Shares Outstanding)   308

Capital in Excess of Par Value	90,237
Retained Earnings	649
	91,194
Common Stock Held in Treasury, at Cost	(76,893)
TOTAL SHAREHOLDER'S EQUITY	14,301

TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	$	15,748

The accompanying notes are an integral part of
this statement.

FINANCIAL RESEARCH COMPANY, INC.

STATEMENT OF OPERATIONS

DECEMBER 31, 2008

Revenues:

Commissions	$ 38,242
Interest	278

	$ 38,520

Expenses:

Commissions	31,995
Rent and Utilities	10,793
Consulting Fees	10,028
Taxes and Licenses	3,291
Legal and Accounting	465

Total Expenses	$ 56,572

Net Loss	$ (18,052)
	======

The accompanying notes are an integral part of
this statement.

FINANCIAL RESEARCH COMPANY, INC.

STATEMENT OF SHAREHOLDER'S EQUITY

December 31, 2008

	Common Stock	Capital in Excess of Par Value	Retained Earnings	Treasury Stock
Balance December 31,2007	$ 308	65,078	18,701	(76,893)
Capital Contributed		25,159		
Net Loss for Year Ended December 31, 2008			(18,052)	
Balance December 31, 2008	$ 308	90,237	649	(76,893)

The accompanying notes are an integral part of
this statement.

FINANCIAL RESEARCH COMPANY, INC.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2008

INCREASE (DECREASE) IN CASH AND EQUIVALENTS

Cash Flows - Operating Activities (Note 3):

Commissions Received	$ 39,496
Interest Received	282
Commissions Paid	(33,253)
Cash Paid to Vendors and Others	(31,655)
Net Cash Flows Used by Operating Activities	(25,130)

Cash Flows-Financing Activities:

Capital Contribution by Shareholder	25,159
Net Increase in Cash and Cash Equivalents	29
Cash and Cash Equivalents at Beginning of Year	36
Cash and Cash Equivalents at End of Year	$ 65

The accompanying notes are an integral part of
this statement.

FINANCIAL RESEARCH COMPANY, INC.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2008

RECONCILIATION OF NET INCOME TO NET CASH USED BY

OPERATING ACTIVITIES

Reconciliation of Net Loss to Net Cash Used
by Operating Activities:

Net Loss	$(18,052)

Adjustments to Reconcile Net Loss to Net Cash Used by Operating Activities:	
Decrease in Commissions Receivable	1,254
Increase in Prepaid Rent	(7,078)
Decrease in Interest Receivable	4
Decrease in Commissions Payable	(1,258)

Total Adjustments	(7,078)

Net Cash Used by Operating Activities	$(25,130)
	======

The accompanying notes are an integral part of
this statement.

FINANCIAL RESEARCH COMPANY, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2008

1. Summary of Significant Accounting Policies

   Revenues are earned from commissions received by the
   Company under a clearing agreement with Northeast
   Securities Inc. The Company forwards instructions for
   buying and selling common and preferred stocks, bonds and
   options for its customer's accounts for execution.

   Commissions are paid monthly when received from Northeast
   Securities, Inc. The Company's primary commission
   agent owns all of the outstanding shares of the Company.
   Services are performed under a commission agreement with
   the Company which has been in effect since 1980. The
   Company is responsible for occupancy, regulatory and other
   expenses.

2. Changes in Liabilities Subordinated to Claims of
   General Creditors

   No liabilities were subordinated to claims of general
   creditors at December 31, 2008, therefore, no changes
   are reportable herein.

3. Statement of Cash Flows

   For purposes of the Statement of Cash Flows, the Company
   considers all highly liquid investments purchased with a
   maturity of six months or less, when purchased, to be cash
   equivalents.

4. Income Taxes

   The Company has elected Subchapter S status for Federal
   Income Tax reporting. Under Subchapter S, the income or
   loss of the Company is taxed to the Company's sole
   shareholder. Therefore, no income tax provision or benefit
   and accrued or deferred income taxes has been included in
   the attached financial statements.

SUPPLEMENTARY INFORMATION

FINANCIAL RESEARCH COMPANY, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF

THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2008

Common Stock	$ 308
Capital in Excess of Par Value	90,237
Retained Earnings	649
	91,194
Less Treasury Stock	(76,893)
Total Ownership Equity	$ 14,301
Deduct:	
Prepaid Rent	7,078
Accrued Interest Receivable	8
Net Capital	$ 7,215

FINANCIAL RESEARCH COMPANY, INC.

COMPUTATION OF BASIC NET

CAPITAL REQUIREMENT UNDER RULE 15c3-1 OF THE

SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2008

1. Minimum Net Capital Required
    (6.67% of Aggregated Indebtedness-
    See Statement of Computation of
    Aggregate Indebtedness) $ 97
                                                                ==

2. Minimum Dollar Net Capital Requirement $ 5,000
                                                             =====

3. Net Capital Required (Greater of 1. or 2.) $ 5,000
                                                             =====

4. Excess Net Capital:

    Net Capital $ 7,215

    Less: Required Net Capital   5,000

                                                        $ 2,215
                                                             =====

5. Excess Net Capital at 1000%:

    Net Capital $ 7,215

    Less: 10% of Aggregate Indebtedness   145

                                                        $ 7,070
                                                             ======

FINANCIAL RESEARCH COMPANY, INC.

COMPUTATION OF AGGREGATE INDEBTEDNESS UNDER RULE 15c3-1 OF THE

SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2008

1. Total Aggregate Indebtedness from Balance
    Sheet $ 1,447
                                                      ======

2. Total Net Capital $ 7,215
                                                      =====

3. Percentage of Aggregate Indebtedness to
    Net Capital   20.06%
                                                      =====

4. Percentage of Debt to Debt-Equity Total
    Computed in Accordance with Rule 15c3-1(d)   16.71%
                                                      =====

FINANCIAL RESEARCH COMPANY, INC.

RECONCILIATION OF NET CAPITAL

AS OF DECEMBER 31, 2008

Net Capital	$ 7,215
Net Capital per Unaudited FOCUS Report (Note)	7,036
Net Change	$ 179

Note: One prior year correction of $158 was not recorded in the proper account and a net capital contribution $29 (contribution of $25,159 and expenditures of $25,130) was not recorded in the fourth quarter offset by accrued interest receivable of $8 which was not included on the unaudited FOCUS report.

DOUGLAS L. MYERS AND ASSOCIATES

CERTIFIED PUBLIC ACCOUNTANTS
650 SHAWAN FALLS DRIVE, SUITE 200
DUBLIN, OHIO 43017

DOUGLAS L. MYERS
STEPHEN J. CLEMENT

PHONE 614/766-5138
FAX   614/766-2339

The Board of Directors
Financial Research Company, Inc.:

We have examined the financial statements of Financial Research
Company, Inc. as of December 31, 2008, and have issued our report
thereon dated January 10, 2009. As part of our examination, we
have made a study and evaluation of the Company's system of
internal accounting control to the extent we considered necessary
to evaluate the system as required by auditing standards
generally accepted in the United States of America. The purpose
of our study and evaluation, which included obtaining an
understanding of the accounting system, was to determine the
nature, timing, and extent of the auditing procedures necessary
for expressing an opinion on the consolidated financial
statements.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and
procedures) followed by Financial Research Company, Inc. that we
considered relevant to the objectives stated in rule 17-a5(g) in
making the periodic computations of aggregate indebtedness and
net capital under rule 17a-3(a)(11) and the reserve required by
rule 15c3-3(e).

The management of the Company is responsible for establishing
and maintaining a system of internal accounting control and the
practices and procedures referred to in the preceding paragraph.
In fulfilling this responsibility, estimates and judgments by
management are required to assess the expected benefits and related costs of control procedures and of the practices and procedures referred to in the preceding paragraph and to assess
whether those practices and procedures can be expected to achieve
the Commission's above-mentioned objectives. The objectives of a
system and the practices and procedures are to provide management
with reasonable, but not absolute, assurance that assets for
which the Company has responsibility are safeguarded against
loss from unauthorized use or disposition, and the transactions
are executed in accordance with management's authorization and
recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted
in the United States of America. Rule 17a-5(g) lists additional
objectives of the practices and procedures listed in the
preceding paragraph.

Because of inherent limitations in any internal accounting
control procedures or the practices and procedures referred
to above, errors or irregularities may nevertheless occur
and not be detected. Also, projection of any evaluation of

them to future periods is subject to the risk that they may
become inadequate because of changes in conditions or that
the degree of compliance with them may deteriorate.

Our study and evaluation made for the limited purpose described
in the first paragraph would not necessarily disclose all material weaknesses in the system. Accordingly, we do not express
an opinion on the system of internal accounting control of
Financial Research Company, Inc. taken as a whole. However, our
study and evaluation disclosed no condition that our believed to
be a material weakness.

We understand that practices and procedures that accomplish the
objectives referred to in the second paragraph of this report
are considered by the Commission to be adequate for its purposes
in accordance with the Securities and Exchange Act of 1934 and
related regulations, and that practices and procedures that do
not accomplish such objectives in all material respects indicate
a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's
practices and procedures were adequate at December 31, 2008 to
meet the Commission's objectives.

This report is intended solely for the use of management and the
Securities and Exchange Commission and the National Association
of Securities Dealers and should not be used for any other purpose.

January 10, 2009

DOUGLAS L. MYERS AND ASSOCIATES

CERTIFIED PUBLIC ACCOUNTANTS

650 SHAWAN FALLS DRIVE, SUITE 200

DUBLIN, OHIO 43017

DOUGLAS L. MYERS

STEPHEN J. CLEMENT

PHONE 614/766-5138

FAX   614/766-2339

The Board of Directors
Financial Research Company, Inc.:

Based upon our understanding of exemption K(2) under Rule
15c3-3, the Company is not required to file the computation
for determination of reserve requirement (item H of the annual
audited report, Form X-17(a)5, Part III).

Douglas L. Myers & Associates

January 10, 2009

DOUGLAS L. MYERS AND ASSOCIATES

CERTIFIED PUBLIC ACCOUNTANTS
DUBLIN, OHIO